FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

The following is a transcript of a video of C. Howard Nye, President and Chief Executive Officer of Martin Marietta Materials, Inc. (“Martin Marietta”) discussing Martin Marietta’s proposed business combination with Vulcan Materials Company that was made available on the internet at www.aggregatesleader.com (Martin Marietta’s website for the proposed transaction) on December 12, 2011.

(Video Recording Begins)

Hello, I’m Ward Nye, Chief Executive Officer of Martin Marietta Materials.

I want to talk to you today about our public proposal to combine Martin Marietta and Vulcan Materials Company.

This is a major step for our company and one that holds tremendous promise and opportunity for both companies’ shareholders, employees, customers and communities.

By bringing together Martin Marietta and Vulcan, we would create a combined company that would be the leading global aggregates producer and an American champion.

Combining these two American companies with complementary footprints and assets would create an even stronger company well positioned to compete now and into the future.

As is well known, these last few years have been challenging for our industry, given economic recession and reduction in infrastructure, commercial and residential construction projects.

But throughout this period, Martin Marietta has been one of the best performing companies in the industry thanks to disciplined, forward-looking management, appropriate cost controls and a focused, high-quality team throughout our organization.

As a result of the proposed transaction, we anticipate cost synergies of $200 million to $250 million that would benefit stakeholders of the combined company.

In the future, with even greater scale and efficiencies, the combination of Martin Marietta and Vulcan can be greater than the sum of its parts, and deliver enhanced product offerings and services to customers.

That would create greater growth opportunities – and value – over both the short and long term for virtually everyone associated with both of our companies.

The proposal we are presenting to Vulcan’s Board and shareholders is one we believe is a very full and fair one.

Not only will Vulcan shareholders benefit from a tax free exchange structure and a premium, they’ll also have further upside potential as shareholders of a stronger, more financially stable company.

The combined company will have one of the most solid balance sheets in the industry with a credit rating higher than Vulcan’s is today.

And, importantly, we expect to continue to deliver a meaningful dividend.

The transaction is expected to generate additional value for shareholders as a result of additional growth opportunities and efficiencies.

Not only do we think this transaction is in the best interests of both companies’ shareholders and customers, but we also believe it’s the best path for the employees of both companies and the communities in which we both operate and serve.

We have tremendous respect for Vulcan employees. We believe their reputation in the marketplace for high performance and innovation and their culture of safety and customer service mesh nicely with ours and we have a similar track record and values.

It’s our hope and expectation that over the long-term, the strategic combination will lead to greater opportunities for advancement and growth for both sets of employees as we merge our cultures and our operations.

Vulcan and Martin Marietta share the same roots. We are both proud, quality-driven companies that provide critical building materials that fuel the American economy.

We are both civic-minded and believe in serving as good corporate citizens and philanthropists in our many communities. While our headquarters is expected to remain in Raleigh, we are committed to maintaining a substantial presence in Birmingham and continuing to contribute to the community there.

Over the coming weeks, we will be making our case in greater detail as to why we think these two companies should come together.

We have taken a number of important steps, including commencing an exchange offer and stating our intention to nominate five independent director’s to Vulcan’s board, so that Vulcan shareholders, many of whom are also our shareholders, can send a strong message to Vulcan and the Vulcan board that they want our offer to be fairly and objectively considered.

It’s our strong preference that Vulcan, with the support and encouragement of Vulcan shareholders, will negotiate with us in order to achieve a mutually agreed upon combination of our companies. And we stand ready to meet with them, their Board and their advisors.

Once this happens and we can bring our two companies together, we are excited for our future as the US-based global aggregates leader, strongly positioned to create value for all of our stakeholders.

Thank you.

(Video Recording Ends)

* * * * *

Cautionary Note Regarding Forward-Looking Statements

This video may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this video, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this video are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This video relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This video is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Meeting Proxy Statement and the Martin Marietta Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.